09055792

RECD S.E.C.
FEB 27 2009
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VORPAHL WING SECURITIES, ~~INC.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 W. RIVERSIDE AVE., SUITE 205
(No. and Street)

SPOKANE	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHOEDEL & SCHOEDEL, CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

422 W. RIVERSIDE, SUITE 1420		SPOKANE WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIM VORPAHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VORPAHL WING SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

BARBARA A. BECK NOTARY PUBLIC COMMISSION EXPIRES JUNE 01, 2012 STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VORPAHL WING SECURITIES, INC.

(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT

December 31, 2008

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT

Tim Vorpahl, President
Vorpahl Wing Securities, Inc.
505 W. Riverside Ave., Suite 205
Spokane, Washington 99201

We have audited the accompanying balance sheet of Vorpahl Wing Securities, Inc. (a Washington Corporation) as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vorpahl Wing Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schoedel & Schoedel

February 11, 2009

VORPAHL WING SECURITIES, INC.
Spokane, Washington

BALANCE SHEET
As of December 31, 2008

ASSETS

CURRENT ASSETS:		
Cash in bank	$	165
Accounts receivable		7,879
Officer receivable		9,119
CRD account		40
Wedbush-Morgan restricted deposit account		20,019
Total current assets		37,222
LEASE DEPOSIT		1,800
PROPERTY AND EQUIPMENT:		
Net of accumulated depreciation		33
	$	39,055

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	14,575
Accrued payroll taxes		2,233
Accrued business and occupation tax		890
Total current liabilities		17,698
STOCKHOLDER'S EQUITY:		
Authorized capital consisting of 10,000 shares of $1 par value, 1,000 shares issued and outstanding		1,000
Retained earnings		20,357
Total stockholder's equity		21,357
	$	39,055

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF INCOME
For the year ended December 31, 2008

REVENUES:		
Commissions	$	266,332
Interest participation		6,673
Other income		2,300
Total revenues		275,305
EXPENSES:		
Advertising		583
Bank and investment charges		562
Broker commissions		20,584
Charitable donations		785
Depreciation		1,396
Dues and subscriptions		1,246
Health and fitness		824
Insurance		5,668
Interest		4
Legal and accounting fees		4,135
Marketing		1,559
Meals and entertainment		6,255
Miscellaneous expenses		10,003
Office and administration		16,622
Officer compensation		51,294
Penalties		2,831
Payroll taxes		12,867
Professional development		16,900
Postage		3,628
Repairs and maintenance		2,411
Rent		22,774
Salaries and wages		58,923
Taxes and licenses		4,213
Telephone		3,517
Travel		4,765
Truck and automobile		1,794
Utilities		21
Total expenses		256,164
NET INCOME	$	19,141

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2008

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances as of January 1, 2008	1,000	$ 1,000	$ 18,356	$ 19,356
Activity for the year ended December 31, 2008:				
Net income	-	-	19,141	19,141
Distributions	-	-	(17,140)	(17,140)
Balances as of December 31, 2008	1,000	$ 1,000	$ 20,357	$ 21,357

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Net income	$	19,141
Adjustments needed to reconcile net income to net cash flows from operating activities:		
Depreciation		1,396
Net increase in accounts receivables		(1,544)
Net increase in officer receivable		(9,119)
Net decrease in deposit accounts		5,443
Net increase in accounts payables		6,488
Net decrease in accrued payroll taxes		(3,114)
Net decrease in accrued business and occupation tax		(140)
Net cash flows provided by operating activities		18,551
CASH FLOWS USED BY INVESTING ACTIVITIES:		
Purchases of fixed assets		(1,331)
CASH FLOWS USED BY FINANCING ACTIVITIES:		
Distributions to shareholder		(17,140)
NET INCREASE IN CASH		80
CASH BALANCE - Beginning of year		85
CASH BALANCE - End of year	$	165

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid during the year ended December 31, 2007	$	4

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Organization and Nature of Operations – Vorpahl Wing Securities, Inc. (the Company) was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing broker dealer (fully disclosed). The Company accepts customer orders, but elects to clear the orders through another broker for cost efficiency. The Company is licensed by the Financial Industry Regulatory Authority (FINRA), created in July 2007 through consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to the Company's basis of accounting and have been consistently applied in the preparation of the financial statements.

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of the allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. As of December 31, 2008, management has set the allowance of doubtful accounts at $-0-.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets.

Advertising - Advertising costs are expensed as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - Effective January 1, 2001, the Company, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NOTE 3 – CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

Vorpahl Wing Securities, Inc. maintains a central registration depository (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account.

NOTE 4 – WEDBUSH-MORGAN DEPOSIT ACCOUNT:

The Company maintains a deposit account with Wedbush-Morgan Securities. The account is used to guarantee funds available for trading activity.

NOTE 5 - PROPERTY AND EQUIPMENT:

As of December 31, 2008, property and equipment, the related accumulated depreciation and the depreciation lives and methods are summarized as follows:

Description	Life	
Office equipment/furniture	5-7 years	$ 27,036
Less: accumulated depreciation		27,003
		$ 33

NOTE 6 - LEASES:

The Company is obligated under a lease agreement with Fernwell Associates, Inc. for office space in Spokane, Washington. The lease is for a term of 66 months which began April 1, 2006 and is scheduled to expire September 30, 2011. Rental expense for the year ended December 31, 2008 was $22,774. Future minimum rental payments for the year ending December 31, 2009 through 2011 are as follows:

2009	$ 23,431
2010	24,134
2011	18,598
	$ 66,163

NOTE 7 - NET CAPITAL REQUIREMENTS:

Vorpahl Wing Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the company must maintain a minimum net capital, as defined by statute, of $5,000 and cannot have a percentage of aggregate indebtedness to net capital, as defined by statute, in excess of 1500% (15 to 1). The rule further provides that equity capital may not be withdrawn or cash dividends paid if the resulting percentage of aggregated indebtedness to net capital would exceed 1000% (10 to 1). As of December 31, 2008, Vorpahl Wing Securities, Inc. had net capital of $10,365 and aggregated indebtedness of $17,698. Vorpahl Wing Securities, Inc.'s percentage of aggregate indebtedness to net capital was 170.75%.

NOTE 8 - RETIREMENT PLAN:

The Company has established a SIMPLE-IRA 401(k) pension plan covering all full-time employees. Contributions to the plan are made by both the company and its employees under provisions of the Internal Revenue Code Section. For the year ended December 31, 2008, the Company made no contributions to the plan.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Vorpahl Wing Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Vorpahl Wing Securities, Inc. as of and for the year ended December 31, 2008 and have issued our report thereon dated February 11, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schoedel & Schoedel

February 11, 2009
Spokane, Washington

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Net Capital		
Total stockholder's equity		$ 21,357
Deductions and/or charges:		
Non allowable assets:		
Officer receivable	$ 9,119	
Other assets	1,840	
Furniture, equipment, net	33	
Total assets		10,992
Net Capital		$ 10,365
Aggregate indebtedness		
Items included in balance sheet:		
Accounts payable	14,575	
Accrued payroll taxes	2,233	
Accrued business and occupation tax	890	
Total aggregate indebtedness		$ 17,698
Computation of basic net capital requirement:		
Minimum net capital required		$ 1,180
Minimum dollar net capital required to distribute equity		$ 1,770
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 5,365
Net capital in excess of net capital required		$ 9,185
Net capital in excess of net capital required to distribute equity		$ 8,595
Percentage: Aggregate indebtedness to net capital		170.75%

Schedule II
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2008)

Net capital, as reported in Part II (unaudited) Focus Report	$ 8,022
Subsequent adjustments	2,343
Net capital per above	$ 10,365

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule III

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2008

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2008

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule V

Reconciliation of the Computation of Net Capital under Sec. 240.15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Sec. 240.15c3-3 As of December 31, 2008

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B), as noted in Schedule III above: All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Vorpahl Wing Securities, Inc.
Mr. Timothy Vorpahl
505 West Riverside, Ste. 205
Spokane, WA 99201

In planning and performing our audit of the financial statements of Vorpahl Wing Securities, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 17c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Schoedel & Schoedel

SCHOEDEL & SCHOEDEL
Certified Public Accountants

February 11, 2009